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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)1

Medwave, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
585081102
(CUSIP Number)
April 13, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	585081102	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Private Opportunities Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.0%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
2The percent ownership was calculated based upon an aggregate of 13,104,280 shares of common stock outstanding as of May 15, 2007 as reported in the issuer’s Form 10-Q Quarterly Report filed May 29, 2007.

CUSIP No.	585081102	Page	3	of	8

1	NAMES OF REPORTING PERSONS: SPO GP, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
3The percent ownership was calculated based upon an aggregate of 13,104,280 shares of common stock outstanding as of May 15, 2007 as reported in the issuer’s Form 10-Q Quarterly Report filed May 29, 2007.

CUSIP No.	585081102	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Pantheon Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Kingdom

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0[4]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

0[4]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0[4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.0%[5]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
4The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed or construed as an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended.
5The percent ownership was calculated based upon an aggregate of 13,104,280 shares of common stock outstanding as of May 15, 2007 as reported in the issuer’s Form 10-Q Quarterly Report filed May 29, 2007.

CUSIP No.	585081102	Page	5	of	8

1	NAMES OF REPORTING PERSONS: Pantheon Ventures Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.0%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA
6The percent ownership was calculated based upon an aggregate of 13,104,280 shares of common stock outstanding as of May 15, 2007 as reported in the issuer’s Form 10-Q Quarterly Report filed May 29, 2007.

CUSIP No.	585081102	Page	6	of	8

Item 1(a)	Name of Issuer:

Medwave, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

435 Newbury Street, Suite 206, Danvers, Massachusetts 01923

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed by Private Opportunities Fund, L.P., a Delaware limited partnership (the “Partnership”); SPO GP, LLC, a Delaware limited liability company; Pantheon Holdings Limited, a UK company; and Pantheon Ventures Inc., a California corporation. SPO GP, LLC is the general partner to the Partnership and Pantheon Ventures Inc. is the investment adviser to the Partnership. SPO GP, LLC is an indirect wholly owned subsidiary of Pantheon Holdings Limited.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Pantheon Ventures Inc., 600 Montgomery Street, 23rd Floor, San Francisco, California 94111

Item 2(c)	Citizenship:

See Cover Pages hereto

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

See Cover Pages hereto

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is: Not Applicable

Item 4.	Ownership.

See Items 5-11 of Cover Pages hereto

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effectof changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

CUSIP No.	585081102	Page	7	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 8, 2007

Private Opportunities Fund, L.P.
By: SPO GP, LLC
Its General Partner

/s/ David Braman
(Signature)
By: David Braman
Title: Attorney-in-Fact for SPO GP, LLC

SPO GP, LLC

/s/ David Braman
(Signature)
By: David Braman
Title: Attorney-in-Fact for SPO GP, LLC

Pantheon Holdings Limited

/s/ David Braman
(Signature)
By: David Braman
Title: Director

Pantheon Ventures Inc.

/s/ David Braman
(Signature)
By: David Braman
Title: Director

CUSIP No.	585081102	Page	8	of	8
EXHIBIT A
Agreement of Joint Filing
     The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated June 8, 2007 containing the information required by Schedule 13G, for the securities of Medwave, Inc., held by Private Opportunities Fund, L.P.

Private Opportunities Fund, L.P.
By: SPO GP, LLC
Its General Partner

/s/ David Braman
(Signature)
By: David Braman
Title: Attorney-in-Fact for SPO GP, LLC

SPO GP, LLC

/s/ David Braman
(Signature)
By: David Braman
Title: Attorney-in-Fact for SPO GP, LLC

Pantheon Holdings Limited

/s/ David Braman
(Signature)
By: David Braman
Title: Director

Pantheon Ventures Inc.

/s/ David Braman
(Signature)
By: David Braman
Title: Director

SHAMROCK GP LIMITED
MINUTES OF A MEETING OF THE DIRECTORS HELD ON 20th JANUARY 2006 AT VALLEY HOUSE, HIRZEL STREET, ST PETER PORT, GUERNSEY.

Present:	Peter Harwood Sarita Keen (Alternate director to Mike de Haaff)(by phone)

Apologies:	Alastair Bruce

Appointment of Signatories for SPO GP LLC:	It was reported that the purpose of the meeting was to consider and if thought fit appoint the following Personnel of Pantheon Ventures Inc as signatories for SPO GP LLC for the purpose of executing Regulatory Filing documentation.

Ian Deas Jay Pierrepont Gary Hiatt David Braman

It was also reported that the execution of all other legal documentation would remain as the Directors (or their alternates) of Shamrock GP Limited.

IT WAS RESOLVED to appoint all four persons mentioned above as signatories of SPO GP LLC for the purpose of executing Regulatory Filing documentation.

Any Other Business:	There being no further business the meeting was closed and these minutes were issued and signed